Exhibit 99.1
Interim Consolidated Financial Statements
(unaudited)
For the period ended June 30, 2007
EnCana Corporation
U.S. DOLLARS
Notice to Reader
The draft financial statements are provided for your information; the reader should be aware the financial statements are still under review and changes may be made. The financial statements are confidential and are not to be distributed.

Second quarter report
for the period ended June 30, 2007
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions, except per share amounts)		2007	2006	2007	2006

REVENUES, NET OF ROYALTIES	(Note 6)
Upstream		$2,975	$2,591	$5,714	$5,195
Integrated Oilsands		1,867	276	3,423	465
Market Optimization		722	825	1,478	1,541
Corporate — Unrealized gain (loss) on risk management		49	230	(566)	1,493

		5,613	3,922	10,049	8,694

EXPENSES	(Note 6)
Production and mineral taxes		57	51	149	190
Transportation and selling		234	270	512	524
Operating		565	395	1,116	807
Purchased product		1,836	794	3,687	1,483
Depreciation, depletion and amortization		899	790	1,742	1,555
Administrative		95	75	190	133
Interest, net	(Note 9)	94	83	195	171
Accretion of asset retirement obligation	(Note 15)	15	12	29	24
Foreign exchange (gain) loss, net	(Note 10)	7	(202)	(5)	(158)
(Gain) loss on divestitures	(Note 8)	1	(8)	(58)	(17)

		3,803	2,260	7,557	4,712

NET EARNINGS BEFORE INCOME TAX		1,810	1,662	2,492	3,982
Income tax expense	(Note 11)	364	69	549	917

NET EARNINGS FROM CONTINUING OPERATIONS		1,446	1,593	1,943	3,065
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 7)	—	564	—	566

NET EARNINGS		$1,446	$2,157	$1,943	$3,631

NET EARNINGS FROM CONTINUING OPERATIONS PER
COMMON SHARE	(Note 18)
Basic		$1.91	$1.92	$2.54	$3.65
Diluted		$1.89	$1.88	$2.51	$3.58

NET EARNINGS PER COMMON SHARE	(Note 18)
Basic		$1.91	$2.60	$2.54	$4.33
Diluted		$1.89	$2.55	$2.51	$4.24

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Six Months Ended
		June 30,
($ millions)		2007	2006

RETAINED EARNINGS, BEGINNING OF YEAR		$11,344	$9,481
Net Earnings		1,943	3,631
Dividends on Common Shares		(304)	(146)
Charges for Normal Course Issuer Bid	(Note 16)	(1,421)	(1,700)

RETAINED EARNINGS, END OF PERIOD		$11,562	$11,266

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ millions)	2007	2006	2007	2006

NET EARNINGS	$1,446	$2,157	$1,943	$3,631
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign Currency Translation Adjustment	828	444	939	538

COMPREHENSIVE INCOME	$2,274	$2,601	$2,882	$4,169

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

	Six Months Ended
	June 30,
($ millions)	2007	2006

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$1,375	$1,262
Foreign Currency Translation Adjustment	939	538

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF PERIOD	$2,314	$1,800

As at June 30, 2007, the accumulated other comprehensive income consists of foreign currency translation adjustments of $2,314 million (December 31, 2006 — $1,375 million; June 30, 2006 — $1,800 million).
See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		June 30,	December 31,
($ millions)		2007	2006

ASSETS
Current Assets		$555	$402
Cash and cash equivalents		$555	$402
Accounts receivable and accrued revenues		2,244	1,721
Current portion of partnership contribution receivable	(Note 5, 12)	289	—
Risk management	(Note 19)	913	1,403
Inventories	(Note 13)	691	176

		4,692	3,702
Property, Plant and Equipment, net	(Note 6)	30,263	28,213
Investments and Other Assets		566	533
Partnership Contribution Receivable	(Note 5, 12)	3,297	—
Risk Management	(Note 19)	55	133
Goodwill		2,722	2,525

	(Note 6)	$41,595	$35,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$3,526	$2,494
Income tax payable		749	926
Current portion of partnership contribution payable	(Note 5, 12)	280	—
Risk management	(Note 19)	53	14
Current portion of long-term debt	(Note 14)	471	257

		5,079	3,691
Long-Term Debt	(Note 14)	6,955	6,577
Other Liabilities		180	79
Partnership Contribution Payable	(Note 5, 12)	3,309	—
Risk Management	(Note 19)	13	2
Asset Retirement Obligation	(Note 15)	1,177	1,051
Future Income Taxes		6,477	6,240

		23,190	17,640

Shareholders’ Equity
Share capital	(Note 16)	4,472	4,587
Paid in surplus		57	160
Retained earnings		11,562	11,344
Accumulated other comprehensive income		2,314	1,375

Total Shareholders’ Equity		18,405	17,466

		$41,595	$35,106

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2007	2006	2007	2006

OPERATING ACTIVITIES
Net earnings from continuing operations		$1,446	$1,593	$1,943	$3,065
Depreciation, depletion and amortization		899	790	1,742	1,555
Future income taxes	(Note 11)	79	(228)	(111)	289
Unrealized (gain) loss on risk management	(Note 19)	(55)	(230)	559	(1,491)
Unrealized foreign exchange (gain) loss		70	(143)	59	(83)
Accretion of asset retirement obligation	(Note 15)	15	12	29	24
(Gain) loss on divestitures	(Note 8)	1	(8)	(58)	(17)
Other		94	53	138	76
Cash flow from discontinued operations		—	(24)	—	88
Net change in other assets and liabilities		(16)	38	4	27
Net change in non-cash working capital from continuing operations		(365)	1,508	(228)	3,552
Net change in non-cash working capital from discontinued operations		—	(1,036)	—	(2,463)

Cash From Operating Activities		2,168	2,325	4,077	4,622

INVESTING ACTIVITIES
Capital expenditures	(Note 6)	(1,189)	(1,903)	(2,679)	(3,864)
Proceeds on disposal of assets	(Note 8)	165	2	446	257
Net change in investments and other		(25)	(59)	(6)	18
Net change in non-cash working capital from continuing operations		(45)	(270)	(103)	(151)
Discontinued operations		—	1,064	—	2,377

Cash (Used in) Investing Activities		(1,094)	(1,166)	(2,342)	(1,363)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		(40)	(101)	(38)	(982)
Issuance of long-term debt		—	—	432	—
Issuance of common shares	(Note 16)	77	49	153	101
Purchase of common shares	(Note 16)	(713)	(1,095)	(1,807)	(2,073)
Dividends on common shares		(151)	(82)	(304)	(146)
Other		(14)	(1)	(3)	(11)

Cash (Used in) Financing Activities		(841)	(1,230)	(1,567)	(3,111)

DEDUCT: FOREIGN EXCHANGE LOSS ON CASH AND CASH
EQUIVALENTS HELD IN FOREIGN CURRENCY		15	—	15	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		218	(71)	153	148
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		337	324	402	105

CASH AND CASH EQUIVALENTS, END OF PERIOD		$555	$253	$555	$253

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. EnCana’s continuing operations are in the business of exploration for, and production and marketing of natural gas, crude oil and natural gas liquids, refining operations and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2006, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2006.
2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
As disclosed in the December 31, 2006 annual audited Consolidated Financial Statements, on January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments — Recognition and Measurement”, and Section 3865 “Hedges”. As required by the new standards, prior periods have not been restated, except to reclassify the foreign currency translation adjustment balance as described under Comprehensive Income.
The adoption of these standards has had no material impact on the Company’s net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.
Comprehensive Income
The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). The Company’s Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income. For EnCana, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.
The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity in the Consolidated Balance Sheet. The accumulated foreign currency translation adjustment, formerly presented as a separate category within shareholders’ equity, is now included in AOCI. The Company’s Consolidated Financial Statements now include a Statement of Accumulated Other Comprehensive Income, which provides the continuity of the AOCI balance.
The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the June 30, 2007 period end accumulated foreign currency translation adjustment balance of $2,314 million has been reclassified to AOCI (December 31, 2006 — $1,375 million; June 30, 2006 — $1,800 million). In addition, the change in the accumulated foreign currency translation adjustment balance for the three months and six months ended June 30, 2007 of $828 million and $939 million, respectively, is now included in OCI in the Statement of Comprehensive Income (three months and six months ended June 30, 2006 — $444 million and $538 million, respectively).
Financial Instruments
The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.
Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI. Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization. The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.
Cash and cash equivalents are designated as “held-for-trading” and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues and the partnership contribution receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as “other financial liabilities”.
The adoption of the financial instruments standard has been made in accordance with its transitional provisions. Accordingly, at January 1, 2007, $52 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs, premiums and discounts within long-term debt. The costs capitalized within long-term debt will be amortized using the effective interest method. Previously, the Company deferred these costs within other assets and amortized them straight-line over the life of the related long-term debt. The adoption of the effective interest method of amortization had no effect on opening retained earnings.
Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading” unless designated for hedge accounting. Additional information on the Company’s accounting treatment of derivative financial instruments is contained in Note 1 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2006.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. UPDATE TO ACCOUNTING POLICIES AND PRACTICES
As a result of the new joint venture with ConocoPhillips, EnCana has updated the following significant accounting policies and practices to incorporate the refining business (see Note 5):
Revenue Recognition
Revenues associated with the sales of EnCana’s natural gas, crude oil, NGLs and petroleum and chemical products are recognized when title passes from the Company to its customer. Natural gas and crude oil produced and sold by EnCana below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue. Realized gains and losses from the Company’s natural gas and crude oil commodity price risk management activities are recorded in revenue when the product is sold.
Market optimization revenues and purchased product are recorded on a gross basis when EnCana takes title to product and has risks and rewards of ownership. Purchases and sales of inventory with the same counterparty that are entered into in contemplation of each other are recorded on a net basis. Revenues associated with the services provided where EnCana acts as agent are recorded as the services are provided. Revenues associated with the sale of natural gas storage services are recognized when the services are provided. Sales of electric power are recognized when power is provided to the customer.
Unrealized gains and losses from the Company’s natural gas and crude oil commodity price risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the respective period.
Inventory
Product inventories, including petroleum and chemical products, are valued at the lower of average cost and net realizable value on a first-in, first-out basis. Materials and supplies are valued at cost.
Property, Plant and Equipment
Upstream
EnCana accounts for natural gas and crude oil properties in accordance with the Canadian Institute of Chartered Accountants’ guideline on full cost accounting in the oil and gas industry. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, exploration for, and the development of natural gas and crude oil reserves, are capitalized on a country-by-country cost centre basis.
Costs accumulated within each cost centre are depreciated, depleted and amortized using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. For purposes of this calculation, oil is converted to gas on an energy equivalent basis. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless that deduction would result in a change to the rate of depreciation, depletion and amortization of 20 percent or greater, in which case a gain or loss is recorded. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. Costs that have been impaired are included in the costs subject to depreciation, depletion and amortization.
An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of:
i. the fair value of proved and probable reserves; and
ii. the costs of unproved properties that have been subject to a separate impairment test.
Downstream Refining
Refining facilities are carried at cost, including asset retirement costs, and depreciated on a straight-line basis over the estimated service lives of the assets, which are approximately 25 years.
Midstream Facilities
Midstream facilities, including natural gas storage facilities, natural gas liquids extraction plant facilities and power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years. Capital assets related to pipelines are carried at cost and depreciated or amortized using the straight-line method over their economic lives, which range from 20 to 35 years.
Corporate
Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 3 to 25 years. Assets under construction are not subject to depreciation. Land is carried at cost.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. UPDATE TO ACCOUNTING POLICIES AND PRACTICES (continued)
Asset Retirement Obligation
The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when identified and a reasonable estimate of fair value can be made.
Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms, natural gas processing plants, and refining facilities. These obligations also include items for which the Company has made promissory estoppel. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.
Asset retirement costs for natural gas and crude oil assets are amortized using the unit-of-production method. Asset retirement costs for refining facilities are amortized on a straight-line basis over the useful life of the related asset. Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.
Actual expenditures incurred are charged against the accumulated obligation.
4. RECENT ACCOUNTING PRONOUNCEMENT
As of January 1, 2008, EnCana is required to adopt the CICA Section 3031 “Inventories”, which will replace the existing inventories standard. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis. As EnCana’s inventory accounting policies are consistent with these requirements, the application of this standard will not have a material impact on the Consolidated Financial Statements.
5. JOINT VENTURE WITH CONOCOPHILLIPS
On January 2, 2007, EnCana became a 50 percent partner in an integrated, North American heavy oil business with ConocoPhillips which consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily Foster Creek and Christina Lake oilsands properties, with a fair value of $7.5 billion and a note receivable from ConocoPhillips of an equal amount. For the downstream entity, ConocoPhillips contributed its Wood River and Borger refineries, located in Illinois and Texas respectively, for a fair value of $7.5 billion and EnCana contributed a note payable of $7.5 billion. Further information about these notes is included in Note 12.
In accordance with Canadian generally accepted accounting principles, these entities have been accounted for using the proportionate consolidation method with the results of operations shown in a separate business segment, Integrated Oilsands.
6. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Canada, United States and Other includes the Company’s upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s upstream operations are located in Canada and the United States. Offshore and international exploration is mainly focused on opportunities in the Middle East, Greenland and France.

•	Integrated Oilsands is focused on two lines of business: the exploration for, and development and production of heavy oil from oilsands in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment represents EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•	Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Canada, United States and Integrated Oilsands segments. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Market Optimization markets substantially all of the Company’s upstream production to third-party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 7.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended June 30)

	Upstream
	Canada		United States		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$1,829	$1,758	$1,059	$766	$87	$67
Expenses
Production and mineral taxes	31	24	26	27	—	—
Transportation and selling	83	78	77	52	—	—
Operating	243	208	85	75	73	50
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	524	500	275	216	6	12

Segment Income	$948	$948	$596	$396	$8	$5

	Total Upstream		Integrated Oilsands		Market Optimization
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$2,975	$2,591	$1,867	$276	$722	$825
Expenses
Production and mineral taxes	57	51	—	—	—	—
Transportation and selling	160	130	72	130	2	10
Operating	401	333	161	50	10	13
Purchased product	—	—	1,134	—	702	794
Depreciation, depletion and amortization	805	728	69	40	4	2

Segment Income	$1,552	$1,349	$431	$56	$4	$6

	Corporate		Consolidated
	2007	2006	2007	2006

Revenues, Net of Royalties	$49	$230	$5,613	$3,922
Expenses
Production and mineral taxes	—	—	57	51
Transportation and selling	—	—	234	270
Operating	(7)	(1)	565	395
Purchased product	—	—	1,836	794
Depreciation, depletion and amortization	21	20	899	790

Segment Income	$35	$211	2,022	1,622

Administrative			95	75
Interest, net			94	83
Accretion of asset retirement obligation			15	12
Foreign exchange (gain) loss, net			7	(202)
(Gain) loss on divestitures			1	(8)

			212	(40)

Net Earnings Before Income Tax			1,810	1,662
Income tax expense			364	69

Net Earnings From Continuing Operations			$1,446	$1,593

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended June 30)
Geographic and Product Information (Continuing Operations)

	Produced Gas
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$1,446	$1,296	$989	$695	$2,435	$1,991
Expenses
Production and mineral taxes	22	15	20	23	42	38
Transportation and selling	73	71	77	52	150	123
Operating	180	153	85	75	265	228

Operating Cash Flow	$1,171	$1,057	$807	$545	$1,978	$1,602

	Oil & NGLs
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$383	$462	$70	$71	$453	$533
Expenses
Production and mineral taxes	9	9	6	4	15	13
Transportation and selling	10	7	—	—	10	7
Operating	63	55	—	—	63	55

Operating Cash Flow	$301	$391	$64	$67	$365	$458

	Integrated Oilsands
	Oil		Downstream Refining		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$172	$271	$1,717	$—	$(22)	$5
Expenses
Transportation and selling	72	130	—	—	—	—
Operating	39	44	119	—	3	6
Purchased product	—	—	1,157	—	(23)	—

Operating Cash Flow	$61	$97	$441	$—	$(2)	$(1)

	Integrated Oilsands
	Total
	2007	2006

Revenues, Net of Royalties	$1,867	$276
Expenses
Transportation and selling	72	130
Operating	161	50
Purchased product	1,134	—

Operating Cash Flow	$500	$96

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the six months ended June 30)

	Upstream
	Canada		United States		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$3,592	$3,507	$1,944	$1,545	$178	$143
Expenses
Production and mineral taxes	59	69	90	121	—	—
Transportation and selling	163	146	143	118	—	—
Operating	480	421	160	143	154	117
Purchased product	—	—	—	—	—	—
Depreciation, depletion and amortization	1,014	990	535	426	12	19

Segment Income	$1,876	$1,881	$1,016	$737	$12	$7

	Total Upstream		Integrated Oilsands		Market Optimization
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$5,714	$5,195	$3,423	$465	$1,478	$1,541
Expenses
Production and mineral taxes	149	190	—	—	—	—
Transportation and selling	306	264	196	247	10	13
Operating	794	681	313	95	17	31
Purchased product	—	—	2,253	—	1,434	1,483
Depreciation, depletion and amortization	1,561	1,435	135	77	7	5

Segment Income	$2,904	$2,625	$526	$46	$10	$9

	Corporate		Consolidated
	2007	2006	2007	2006

Revenues, Net of Royalties	$(566)	$1,493	$10,049	$8,694
Expenses
Production and mineral taxes	—	—	149	190
Transportation and selling	—	—	512	524
Operating	(8)	—	1,116	807
Purchased product	—	—	3,687	1,483
Depreciation, depletion and amortization	39	38	1,742	1,555

Segment Income (Loss)	$(597)	$1,455	2,843	4,135

Administrative			190	133
Interest, net			195	171
Accretion of asset retirement obligation			29	24
Foreign exchange (gain) loss, net			(5)	(158)
(Gain) loss on divestitures			(58)	(17)

			351	153

Net Earnings Before Income Tax			2,492	3,982
Income tax expense			549	917

Net Earnings From Continuing Operations			$1,943	$3,065

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the six months ended June 30)
Geographic and Product Information (Continuing Operations)

	Produced Gas
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$2,834	$2,737	$1,820	$1,413	$4,654	$4,150
Expenses
Production and mineral taxes	42	51	78	112	120	163
Transportation and selling	143	138	143	118	286	256
Operating	357	306	160	143	517	449

Operating Cash Flow	$2,292	$2,242	$1,439	$1,040	$3,731	$3,282

	Oil & NGLs
	Canada		United States		Total
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$758	$770	$124	$132	$882	$902
Expenses
Production and mineral taxes	17	18	12	9	29	27
Transportation and selling	20	8	—	—	20	8
Operating	123	115	—	—	123	115

Operating Cash Flow	$598	$629	$112	$123	$710	$752

	Integrated Oilsands
	Oil		Downstream Refining		Other
	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$392	$454	$3,060	$—	$(29)	$11
Expenses
Transportation and selling	196	247	—	—	—	—
Operating	88	82	219	—	6	13
Purchased product	—	—	2,291	—	(38)	—

Operating Cash Flow	$108	$125	$550	$—	$3	$(2)

	Integrated Oilsands
	Total
	2007	2006

Revenues, Net of Royalties	$3,423	$465
Expenses
Transportation and selling	196	247
Operating	313	95
Purchased product	2,253	—

Operating Cash Flow	$661	$123

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Core Capital
Canada	$591	$778	$1,462	$1,907
United States	422	633	861	1,170
Other	29	21	37	39
Integrated Oilsands	110	175	225	395
Market Optimization	2	9	3	38
Corporate	18	16	67	29

	1,172	1,632	2,655	3,578

Acquisition Capital
Canada	—	—	7	8
United States	3	250	3	257
Integrated Oilsands	14	21	14	21

	17	271	24	286

Total	$1,189	$1,903	$2,679	$3,864

Property, Plant and Equipment and Total Assets

	Property, Plant and Equipment		Total Assets
	As at		As at
	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006

Canada	$16,385	$17,702	$17,608	$19,060
United States	8,797	8,494	9,268	9,036
Other	147	263	226	300
Integrated Oilsands	4,432	1,322	9,392	1,379
Market Optimization	165	154	430	468
Corporate	337	278	4,671	4,863

Total	$30,263	$28,213	$41,595	$35,106

On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. Corporate Property, Plant and Equipment includes EnCana’s accrual to date of $75 million related to this office project as an asset under construction. A corresponding liability is included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project.
7. DISCONTINUED OPERATIONS
All of the sales of discontinued operations were completed as of December 31, 2006.
Midstream
During 2006, EnCana completed, in two separate transactions with a single purchaser, the sale of its natural gas storage operations in Canada and the United States. Total proceeds received were approximately $1.5 billion and an after-tax gain on sale of $829 million was recorded.
Ecuador
On February 28, 2006, EnCana completed the sale of its Ecuador operations for proceeds of $1.4 billion before indemnifications. A loss of $279 million, including the impact of indemnifications, was recorded. Indemnifications are discussed further in this note.
Amounts recorded as depreciation, depletion and amortization in 2006 represent provisions which were recorded against the net book value of the Ecuador operations to recognize Management’s best estimate of the difference between the selling price and the underlying accounting value of the related investments, as required by Canadian generally accepted accounting principles.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. DISCONTINUED OPERATIONS (continued)
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended June 30,
	Ecuador		United Kingdom		Midstream		Total
	2007	2006	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties	$—	$—	$—	$—	$—	$28	$—	$28

Expenses
Production and mineral taxes	—	—	—	—	—	—	—	—
Transportation and selling	—	—	—	—	—	—	—	—
Operating	—	—	—	—	—	10	—	10
Purchased product	—	—	—	—	—	—	—	—
Depreciation, depletion and amortization	—	—	—	—	—	—	—	—
Interest, net	—	—	—	—	—	—	—	—
Foreign exchange (gain) loss, net	—	—	—	(1)	—	9	—	8
(Gain) loss on discontinuance	—	232	—	—	—	(768)	—	(536)

	—	232	—	(1)	—	(749)	—	(518)

Net Earnings (Loss) Before Income Tax	—	(232)	—	1	—	777	—	546
Income tax expense	—	—	—	2	—	(20)	—	(18)

Net Earnings (Loss) From Discontinued Operations	$—	$(232)	$—	$(1)	$—	$797	$—	$564

	For the six months ended June 30,
	Ecuador		United Kingdom		Midstream		Total
	2007	2006	2007	2006	2007	2006	2007	2006

Revenues, Net of Royalties *	$—	$200	$—	$—	$—	$463	$—	$663

Expenses
Production and mineral taxes	—	23	—	—	—	—	—	23
Transportation and selling	—	10	—	—	—	—	—	10
Operating	—	25	—	—	—	29	—	54
Purchased product	—	—	—	—	—	354	—	354
Depreciation, depletion and amortization	—	84	—	—	—	—	—	84
Interest, net	—	(2)	—	—	—	—	—	(2)
Foreign exchange (gain) loss, net	—	1	—	—	—	9	—	10
(Gain) loss on discontinuance	—	279	—	—	—	(768)	—	(489)

	—	420	—	—	—	(376)	—	44

Net Earnings (Loss) Before Income Tax	—	(220)	—	—	—	839	—	619
Income tax expense	—	59	—	2	—	(8)	—	53

Net Earnings (Loss) From Discontinued Operations	$—	$(279)	$—	$(2)	$—	$847	$—	$566

*	Revenues, net of royalties in Ecuador for 2006 include realized losses of $1 million related to derivative financial instruments.
Contingencies
EnCana agreed to indemnify the purchaser of its Ecuador interests against losses that may arise in certain circumstances which are defined in the share sale agreements. The obligation to indemnify will arise should losses exceed amounts specified in the sale agreements and is limited to maximum amounts which are set forth in the share sale agreements.
During the second quarter of 2006, the Government of Ecuador seized the Block 15 assets, in relation to which EnCana previously held a 40 percent economic interest, from the operator which is an event requiring indemnification under the terms of EnCana’s sale agreement with the purchaser. The purchaser requested payment and EnCana paid the maximum amount in the third quarter, calculated in accordance with the terms of the agreements, of approximately $265 million. EnCana does not expect that any further significant indemnification payments relating to any other business matters addressed in the share sale agreements will be required to be made to the purchaser.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
8. DIVESTITURES
Total year-to-date proceeds received on sale of assets and investments were $446 million (2006 - $257 million) as described below:
Canada and United States
In 2007, the Company has completed the divestiture of mature conventional oil and natural gas assets for proceeds of $23 million (2006 — $13 million).
Other
In May 2007, the Company completed the sale of certain assets in the Mackenzie Delta and Beaufort Sea for proceeds of $159 million.
In January 2007, the Company completed the sale of its interests in Chad, properties that are considered to be in the pre-production stage, for proceeds of $207 million which results in a gain on sale of $59 million.
Market Optimization
In February 2006, the Company sold its investment in Entrega Gas Pipeline LLC for approximately $244 million which resulted in a gain on sale of $17 million.
Corporate
In February 2007, the Company sold The Bow office project assets for proceeds of approximately $57 million, representing its investment at the date of sale. Refer to Note 6 for further discussion of The Bow office project assets.
9. INTEREST, NET

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Interest Expense — Long-Term Debt	$118	$87	$218	$181
Interest Expense — Other *	43	5	106	10
Interest Income *	(67)	(9)	(129)	(20)

	$94	$83	$195	$171

*	In 2007, Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively. See Note 12.
10. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(289)	$(163)	$(330)	$(159)
Translation of U.S. dollar partnership contribution receivable issued from Canada	305	—	343	—
Other Foreign Exchange (Gain) Loss	(9)	(39)	(18)	1

	$7	$(202)	$(5)	$(158)

11. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Current
Canada	$61	$281	$343	$589
United States	220	13	312	36
Other Countries	4	3	5	3

Total Current Tax	285	297	660	628

Future	79	(228)	(111)	289

	$364	$69	$549	$917

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. INCOME TAXES (continued)
The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Net Earnings Before Income Tax	$1,810	$1,662	$2,492	$3,982
Canadian Statutory Rate	32.3%	34.8%	32.3%	34.8%

Expected Income Tax	585	578	805	1,384

Effect on Taxes Resulting from:
Non-deductible Canadian Crown payments	—	21	—	52
Canadian resource allowance	—	2	—	(18)
Statutory and other rate differences	19	(1)	24	(17)
Effect of tax rate changes *	(37)	(457)	(37)	(457)
Effect of legislative changes	(231)	—	(231)	—
Non-taxable downstream partnership income	(13)	—	(19)	—
Non-taxable capital (gains) losses	8	(32)	(12)	(33)
Large corporations tax	—	(1)	—	—
Other	33	(41)	19	6

	$364	$69	$549	$917

Effective Tax Rate	20.1%	4.2%	22.0%	23.0%

*    The Canadian federal government, during the second quarters of 2007 and 2006, and the Alberta government, during the second quarter of 2006, enacted income tax rate changes.
12. PARTNERSHIP CONTRIBUTION RECEIVABLE / PAYABLE
Partnership Contribution Receivable
On January 2, 2007, upon the creation of the integrated oilsands joint venture, ConocoPhillips entered into a subscription agreement for a 50 percent interest in FCCL Oil Sands Partnership, the upstream entity, in exchange for a promissory note of $7.5 billion. The note bears interest at a rate of 5.3 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution receivable shown in the Consolidated Balance Sheet represent EnCana’s 50 percent share of this promissory note.
Partnership Contribution Payable
On January 2, 2007, upon the creation of the integrated oilsands joint venture, EnCana issued a promissory note to WRB Refining LLC, the downstream entity, in the amount of $7.5 billion in exchange for a 50 percent interest. The note bears interest at a rate of 6.0 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution payable amounts shown in the Consolidated Balance Sheet represent EnCana’s 50 percent share of this promissory note.
13. INVENTORIES

	As at	As at
	June 30,	December 31,
	2007	2006

Product
Canada	$—	$42
Integrated Oilsands	561	8
Market Optimization	130	126

	$691	$176

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. LONG-TERM DEBT

	As at	As at
	June 30,	December 31,
	2007	2006

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,336	$1,456
Unsecured notes	1,340	793

	2,676	2,249

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	325	104
Unsecured notes	4,421	4,421

	4,746	4,525

Increase in Value of Debt Acquired *	63	60
Debt Discounts and Financing Costs	(59)	—
Current Portion of Long-Term Debt	(471)	(257)

	$6,955	$6,577

*    Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.
On March 12, 2007, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$500 million. The notes have a coupon rate of 4.3 percent and mature on March 12, 2012.
15. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	June 30,	December 31,
	2007	2006

Asset Retirement Obligation, Beginning of Year	$1,051	$816
Liabilities Incurred	36	68
Liabilities Settled	(33)	(51)
Change in Estimated Future Cash Flows	4	172
Accretion Expense	29	50
Other	90	(4)

Asset Retirement Obligation, End of Period	$1,177	$1,051

16. SHARE CAPITAL

	June 30, 2007		December 31, 2006
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	777.9	$4,587	854.9	$5,131
Common Shares Issued under Option Plans	7.4	153	8.6	179
Stock-based Compensation	—	12	—	11
Common Shares Purchased	(32.5)	(280)	(85.6)	(734)

Common Shares Outstanding, End of Period	752.8	$4,472	777.9	$4,587

Normal Course Issuer Bid
To June 30, 2007, the Company purchased 35.4 million Common Shares for total consideration of approximately $1,807 million. Of the amount paid, $304 million was charged to Share capital and $1,503 million was charged to Retained earnings. Included in the Common Shares Purchased in 2007 are 2.9 million Common Shares distributed, valued at $24 million, from the EnCana Employee Benefit Plan Trust that vested under EnCana’s Performance Share Unit Plan (see Note 17). For these Common Shares distributed, there was an $82 million adjustment to Retained earnings with a reduction to Paid in surplus of $106 million.
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under five consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to approximately 80.2 million Common Shares under the renewed Bid which commenced on November 6, 2006 and terminates on November 5, 2007.
Stock Options
EnCana has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. SHARE CAPITAL (continued)
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSARs”) attached to them at June 30, 2007. Information related to TSARs is included in Note 17.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	11.8	23.17
Exercised	(7.4)	23.79
Forfeited	(0.1)	22.90

Outstanding, End of Period	4.3	22.13

Exercisable, End of Period	4.3	22.13

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 16.99	0.6	2.3	11.58	0.6	11.58
17.00 to 22.99	0.1	0.9	22.54	0.1	22.54
23.00 to 23.99	3.3	0.8	23.88	3.3	23.88
24.00 to 24.99	0.2	0.9	24.43	0.2	24.43
25.00 to 25.99	0.1	1.2	25.62	0.1	25.62

	4.3	1.1	22.13	4.3	22.13

At June 30, 2007, the balance in Paid in surplus relates to stock-based compensation programs.
17. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at June 30, 2007. Additional information is contained in Note 15 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2006.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Current Service Cost	$4	$4	$8	$7
Interest Cost	5	4	9	8
Expected Return on Plan Assets	(5)	(4)	(9)	(8)
Expected Actuarial Loss on Accrued Benefit Obligation	1	2	2	3
Expected Amortization of Past Service Costs	1	—	1	1
Amortization of Transitional Obligation	(1)	(1)	(1)	(1)
Expense for Defined Contribution Plan	9	6	16	11

Net Benefit Plan Expense	$14	$11	$26	$21

For the period ended June 30, 2007, contributions of $4 million have been made to the defined benefit pension plans (2006 — $6 million ).
B) Share Appreciation Rights (“SARs”)
The following table summarizes the information about SARs at June 30, 2007:

		Weighted
		Average
	Outstanding	Exercise
	SARs	Price

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	2,088	14.21
Exercised	(2,088)	14.21

Outstanding, End of Period	—	—

Exercisable, End of Period	—	—

For the period ended June 30, 2007, EnCana has not recorded any compensation costs related to the outstanding SARs (2006 — nil).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. COMPENSATION PLANS (continued)
C) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes the information about TSARs at June 30, 2007:

		Weighted
		Average
	Outstanding	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	17,276,191	44.99
Granted	4,236,038	56.79
Exercised — SARs	(1,549,509)	40.96
Exercised — Options	(7,405)	39.82
Forfeited	(816,702)	42.42

Outstanding, End of Period	19,138,613	45.95

Exercisable, End of Period	5,337,229	42.60

For the period ended June 30, 2007, EnCana recorded compensation costs of $157 million related to the outstanding TSARs (2006 — $58 million).
D) Performance-based Tandem Share Appreciation Rights (“Performance TSARs”)
In 2007, under the terms of the existing Employee Stock Option Plan, EnCana granted Performance TSARs under which the employee has the right to receive a cash payment equal to the excess of the market price of EnCana Common Shares at the time of exercise over the grant price. Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to the Company attaining prescribed performance as measured by the annual recycle ratio. Performance TSARs vest proportionately for a recycle ratio of greater than one; the maximum number of Performance TSARs vest if the recycle ratio is three or greater.
The following table summarizes the information about Performance TSARs at June 30, 2007:

		Weighted
		Average
	Outstanding	Exercise
	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	7,275,575	56.09
Forfeited	(268,200)	56.09

Outstanding, End of Period	7,007,375	56.09

Exercisable, End of Period	—	—

For the period ended June 30, 2007, EnCana recorded compensation costs of $9 million related to the outstanding Performance TSARs.
E) Deferred Share Units (“DSUs”)
The following table summarizes the information about DSUs at June 30, 2007:

	Outstanding	Average
	DSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	866,577	29.56
Granted, Directors	77,081	56.80
Exercised	(334,615)	29.56
Units, in Lieu of Dividends	5,497	61.09

Outstanding, End of Period	614,540	33.26

Exercisable, End of Period	614,540	33.26

For the period ended June 30, 2007, EnCana recorded compensation costs of $11 million related to the outstanding DSUs (2006 — $8 million).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. COMPENSATION PLANS (continued)
F) Performance Share Units (“PSUs”)
The following table summarizes the information about PSUs at June 30, 2007:

	Outstanding	Average
	PSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	4,766,329	27.48
Granted	12,462	60.62
Distributed	(2,937,491)	24.05
Forfeited	(146,735)	33.74

Outstanding, End of Period	1,694,565	33.12

For the period ended June 30, 2007, EnCana recorded compensation costs of $15 million related to the outstanding PSUs (2006 — reduction to compensation costs of $1 million).
At June 30, 2007, EnCana has approximately 2.6 million Common Shares held in trust for issuance upon vesting of the PSUs (2006 — 5.5 million).
18. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended			Six Months Ended
	March 31,	June 30,		June 30,
(millions)	2007	2007	2006	2007	2006

Weighted Average Common Shares Outstanding — Basic	768.4	758.5	829.6	763.5	838.7
Effect of Dilutive Securities	11.2	6.7	15.5	9.7	16.7

Weighted Average Common Shares Outstanding — Diluted	779.6	765.2	845.1	773.2	855.4

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized Gain (Loss) on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Revenues, Net of Royalties	$382	$160	$697	$(46)
Operating Expenses and Other	—	2	1	3

Gain (Loss) on Risk Management — Continuing Operations	382	162	698	(43)
Gain (Loss) on Risk Management — Discontinued Operations	—	3	—	4

	$382	$165	$698	$(39)

	Unrealized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Revenues, Net of Royalties	$49	$230	$(566)	$1,493
Operating Expenses and Other	6	—	7	(2)

Gain (Loss) on Risk Management — Continuing Operations	55	230	(559)	1,491
Gain (Loss) on Risk Management — Discontinued Operations	—	(1)	—	22

	$55	$229	$(559)	$1,513

Notes to Consolidated Financial Statements (prepared in US$)
EnCana Corporation

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2007 to June 30, 2007:

		Total
	Fair Market	Unrealized
	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$1,416	$—
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During 2007	132	132
Fair Value of Contracts in Place at Transition that Expired During 2007	—	7
Fair Value of Contracts Realized During 2007	(698)	(698)

Fair Value of Contracts Outstanding	$850	$(559)
Paid Premiums on Unexpired Options	52

Fair Value of Contracts and Premiums Paid, End of Period	$902

At June 30, 2007, the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
June 30, 2007

Risk Management
Current asset	$913
Long-term asset	55

Current liability	53
Long-term liability	13

Net Risk Management Asset	$902

A summary of all unrealized estimated fair value financial positions is as follows:

As at
June 30, 2007

Commodity Price Risk
Natural gas	$930
Crude oil	(50)
Power	21
Interest Rate Risk	3
Credit Derivatives	(2)

Total Fair Value Positions	$902

Information with respect to credit derivatives and interest rate risk contracts in place at December 31, 2006 is disclosed in Note 16 to the Company’s annual audited Consolidated Financial Statements.
Notes to Consolidated Financial Statements (prepared in US$)
EnCana Corporation

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At June 30, 2007, the Company’s gas risk management activities from financial contracts had an unrealized gain of $919 million and a fair market value position of $930 million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,570	2007	8.63	US$/Mcf	$365
NYMEX Fixed Price	698	2008	8.56	US$/Mcf	68

Options
Purchased NYMEX Put Options	240	2007	6.00	US$/Mcf	(3)

Basis Contracts
Canada	747	2007	(0.72)	US$/Mcf	42
United States	912	2007	(0.70)	US$/Mcf	357

Canada	191	2008	(0.78)	US$/Mcf	9
United States	696	2008	(1.08)	US$/Mcf	74

United States	20	2009	(0.71)	US$/Mcf	3
Canada	41	2010	(0.40)	US$/Mcf	2

					917
Other Financial Positions *					2

Total Unrealized Gain on Financial Contracts					919
Paid Premiums on Unexpired Options					11

Total Fair Value Positions					$930

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
Crude Oil
At June 30, 2007, the Company’s oil risk management activities from financial contracts had an unrealized loss of $91 million and a fair market value position of $(50) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(bbls/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	34,500	2007	64.40	US$/bbl	$(43)
WTI NYMEX Fixed Price	23,000	2008	70.13	US$/bbl	(18)

Options
Purchased WTI NYMEX Put Options	91,500	2007	55.34	US$/bbl	(30)

					(91)
Other Financial Positions *					—

Total Unrealized Loss on Financial Contracts					(91)
Paid Premiums on Unexpired Options					41

Total Fair Value Positions					$(50)

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
Power
The Company has in place two derivative contracts, commencing January 1, 2007 for a period of 11 years, to manage its electricity consumption costs. At June 30, 2007, these contracts had an unrealized gain of $21 million.

Notes to Consolidated Financial Statements (prepared in US$)
EnCana Corporation

Second quarter report
for the period ended June 30, 2007
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court, for payment, of $20.5 million and $2.4 million, respectively. Court approval of the federal court class action settlement of $2.4 million is pending, court approval having been granted in the state court action. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.
The remaining lawsuits were commenced by individual plaintiffs, one of which is E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. The other remaining lawsuits do not specify the precise amount of damages claimed. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against the outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
21. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2007.

Notes to Consolidated Financial Statements (prepared in US$)
EnCana Corporation